================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  ------------

                               BE AEROSPACE, INC.

                                (Name of Issuer)



  COMMON STOCK, PAR VALUE $.01 PER SHARE                     073302101
      (Title of class of securities)                      (CUSIP number)


              PATRICK L. RYAN                        RAYMOND O. GIETZ, ESQ.
             624 TAMARAC TRAIL                     WEIL, GOTSHAL & MANGES LLP
            WADSWORTH OH 44281                          767 FIFTH AVENUE
              (330) 336-4938                        NEW YORK, NEW YORK 10153
                                                         (212) 310-8000

          (Name, address and telephone number of person authorized to receive notices and communications)



                                      AUGUST 7, 1998
                 (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



Check the following box if a fee is being paid with the statement [x].



(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




================================================================================







NYFS10..:\80\74780\0003\1992\SCH8138F.480

---------------------------------------------------           -------------------------------------------
CUSIP No. 073302101                                                            13D-PAGE 2
---------------------------------------------------           -------------------------------------------

---------------------------------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSON:             Oscar J. Mifsud Trust - 1998

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A) [_]
                                                                                                 (B) [X]

---------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS:*       OO

---------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):[_]
---------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION:            United States

---------------------------------------------------------------------------------------------------------
                                                               1,333,334 SHARES
     NUMBER OF          7     SOLE VOTING POWER:
       SHARES
                     ------------------------------------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER:             - 0 -
      OWNED BY
                     ------------------------------------------------------------------------------------
                                                               1,333,334 SHARES
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING
                     ------------------------------------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER:        - 0 -

---------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,333,334

---------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*                [_]

---------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                 4.9%

---------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:*            OO

---------------------------------------------------------------------------------------------------------



*     SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------------           -------------------------------------------
CUSIP No. 073302101                                                            13D-PAGE 3
---------------------------------------------------           -------------------------------------------

---------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:             Patrick L. Ryan Trust - 1998

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS:*       OO

---------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):[_]
---------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION:            United States

---------------------------------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER:               1,333,333 SHARES
       SHARES
                     ------------------------------------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER:             - 0 -
      OWNED BY
                     ------------------------------------------------------------------------------------
                                                               1,333,333 SHARES
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING
                     ------------------------------------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER:        - 0 -

---------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,333,333

---------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*                [_]

---------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                 4.9%

---------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:*            OO

---------------------------------------------------------------------------------------------------------



*     SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------------           -------------------------------------------
CUSIP No. 073302101                                                            13D-PAGE 4
---------------------------------------------------           -------------------------------------------

---------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:             David B. Smith Trust - 1998

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A) [ ]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS:*       OO

---------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):[_]
---------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION:            United States

---------------------------------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER:               1,333,333 SHARES
       SHARES
                     ------------------------------------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER:             - 0 -
      OWNED BY
                     ------------------------------------------------------------------------------------
                                                               1,333,333
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING
                     ------------------------------------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER:        - 0 -

---------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,333,333

---------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*                [_]

---------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                 4.9%

---------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:*            OO

---------------------------------------------------------------------------------------------------------



*     SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer
            -------------------

            This statement relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of BE Aerospace, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 1400 Corporate Center Way, Wellington, Florida 33414.

Item 2.    Identity and Background
           -----------------------

            This statement is being filed by the Oscar J. Mifsud Trust - 1998 (whose sole trustee is Oscar J. Mifsud), the Patrick L. Ryan Trust - 1998 (whose sole trustee is Patrick L. Ryan) and the David B. Smith Trust - 1998 (whose sole trustee is David B. Smith) (together, the "Trusts").

            Mr. Oscar J. Mifsud ("Mifsud") was until August 7, 1998 the Chief Executive Officer of SMR Aerospace, Inc. ("SMR Aerospace"), an Ohio corporation engaged in designing and certifying modifications to commercial aircraft and manufacturing for the aviation industry. His principal address is 541 Leeds Gate Lane, Wadsworth, OH 44281. Mifsud is a citizen of the United States of America.

            Mr. Patrick L. Ryan ("Ryan") was until August 7, 1998 the Chief Financial Officer of SMR Aerospace. His principal address is 624 Tamarac Trail, Wadsworth, OH 44281. Ryan is a citizen of the United States of America.

            Mr. David B. Smith ("Smith") was until August 7, 1998 the Executive Vice President of SMR Aerospace. His principal address is 520 West Point Drive, Akron, OH 44333. Smith is a citizen of the United States of America. (Mifsud, Ryan and Smith are sometimes referred to together as the "Trustees").

            During the last five years, none of the Trustees has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

See Item 4 below.


Item 4.     Purpose of Transaction
            ----------------------

            On August 7, 1998, pursuant to an Acquisition Agreement, dated as of July 21, 1998, by and among BE Aerospace, Inc. ("BE Aerospace"), the Trusts and the Trustees (the "Acquisition Agreement"), BE Aerospace acquired from the Trusts and the Trusts sold to BE Aerospace all of their respective interests in the issued and outstanding share capital of SMR Aerospace, as well as all the outstanding membership interests in

SMR Developers, a limited liability company organized and existing under Ohio law ("SMR Developers") and all of the outstanding partnership interests in SMR Associates ("SMR Associates"), a limited partnership organized under Ohio law (the "Acquisition"). (SMR Aerospace, SMR Developers and SMR Associates are sometimes referred to together as the "SMR Entities" and, BE Aerospace, the Trusts and the Trustees, together, are sometimes referred to as the "Parties".) In consideration for the Acquisition, BE Aerospace, in addition to a cash payment, issued the following number of shares of Common Stock to the Trusts:

            Oscar J. Mifsud Trust - 1998: 1,333,334 shares
            David B. Smith Trust - 1998:  1,333,333 shares
            Patrick L. Ryan Trust 1998:  1,333,333 shares

(The shares issued to the Oscar J. Mifsud Trust - 1998, the David B. Smith Trust
- 1998 and the Patrick L. Ryan Trust 1998, together, are sometimes referred to as the "Shares").

            Pursuant to an escrow agreement by and among the Parties and an escrow agent, dated as of August 7, 1998 (the "Escrow Agreement"), the Trusts have deposited certificates for 400,000 Shares (consisting of 133,334 Shares belonging to the Oscar J. Mifsud Trust - 1998 and 133,333 Shares belonging to each of the Patrick L. Ryan Trust - 1998 and the David B. Smith Trust - 1998) with the escrow agent as security for certain of the obligations of the Trusts and Trustees to BE Aerospace under the terms of the Acquisition Agreement.

            Pursuant to a share disposition agreement by and among the Parties dated as of August 7, 1998 (the "Share Disposition Agreement"), the Trusts and the Trustees have agreed that until December 31, 1998, they will be bound to sell the Shares on such terms and conditions (and only on such terms and conditions), and at such times and utilizing such underwriters and brokers as shall be directed by BE Aerospace. The Trusts and Trustees also have agreed not to sell any Shares prior to December 31, 1998 otherwise than in accordance with the provisions of the Share Disposition Agreement. The Acquisition Agreement provides that in the event the aggregate net proceeds received prior to December 31, 1998 by the Trusts and the Trustees pursuant to the sales of the Shares and cash payments made by BE Aerospace at the closing of the transaction are less than $120,000,000 (subject to adjustment) then, on December 31, 1998, BE Aerospace shall pay the differential to the Trusts and Trustees. This obligation is backed by an irrevocable letter of credit issued by The Chase Manhattan Bank. Should the net proceeds from any sales of Shares by the Trusts and the Trustees pursuant to the provisions of the Share Disposition Agreement plus cash paid by BE Aerospace at closing exceed $120,000,000 (subject to adjustment), the Trusts and Trustees are required to pay the amount of such excess to BE Aerospace. On December 31, 1998, the Trusts and Trustees are required to transfer to BE Aerospace all Shares that they have not previously sold pursuant to the foregoing provisions.

            Pursuant to that certain registration and transfer agreement by and among the Parties, dated as of August 7, 1998 (the "Registration and Transfer Agreement"), BE Aerospace has undertaken to take commercially reasonable efforts to register the Shares under the Securities Act of 1933, as amended, and to cause such registration statement to become effective as soon as practical after August 31, 1998. In the event that the Trusts do not dispose of all of the Shares in such a public offering pursuant to such registration, BE Aerospace is required to file a shelf registration statement with the Securities and Exchange Commission in an expeditious manner. The Trusts and Trustees have agreed to enter into an underwriting agreement in customary form with a managing underwriter selected by BE Aerospace.

            Pursuant to that certain standstill and non-compete agreement dated as of August 7, 1998 by and among the Parties (the "Standstill and Non-Compete Agreement"), the Trusts and the Trustees have agreed not to acquire additional capital stock of BE Aerospace to the extent that the total number of shares of Common Stock held by them would exceed 14.8% of BE Aerospace's issued and outstanding Common Stock. The Trusts and the Trustees have further agreed to refrain from certain actions (such as making a tender offer for voting securities issued by BE Aerospace, making or participating in any "solicitation" of "proxies", acting in concert with any person (other than among themselves), participating in a voting trust, initiating a stockholder proposal, seeking election to BE Aerospace's board of directors and taking any action seeking to control BE Aerospace). Furthermore, the Trusts and the Trustees have undertaken that until such time as they own in the aggregate less than 5% of the voting securities issued by BE Aerospace, they will vote all such voting securities owned by them in favor of BE Aerospace's nominees to the Board of Directors of BE Aerospace and, with respect to any other matters, will vote all such securities in accordance with the recommendation of BE Aerospace's board of directors.

            The foregoing is a summary of certain provisions of the Acquisition Agreement, Share Disposition Agreement, Registration and Transfer Agreement and the Standstill and Non-Compete Agreement, and is qualified in its entirety by reference to such agreements, which are attached as Exhibits hereto.

            Except as set forth above, the Trusts currently have no other plans or intentions which could result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            (a)   The Oscar J. Mifsud Trust - 1998 beneficially owns
1,333,334 shares of BE Aerospace's Common Stock (representing approximately 4.9% of the issued and outstanding shares of Common Stock), the Patrick L. Ryan Trust
- 1998 beneficially owns 1,333,333 shares of BE Aerospace's Common Stock (representing approximately 4.9% of the issued and outstanding shares of Common Stock), and the David B. Smith Trust - 1998 beneficially owns 1,333,333 shares of BE Aerospace's Common Stock (representing approximately 4.9% of the issued and outstanding shares of Common Stock). The percentages set forth in this Item 5(a) are based upon 23,198,758 shares of Common Stock reported by BE Aerospace to be outstanding as of June 30, 1998 and the 4,000,000 Shares issued to the Trusts pursuant to the Acquisition Agreement. Each Trust disclaims (i) membership in a group with the other Trusts and (ii) beneficial ownership of the Shares owned by the other Trusts.

            (b) Subject to the provisions of the Acquisition Agreement and the other agreements described in Item 4 above, the Oscar J. Mifsud Trust - 1998 has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 1,333,334 shares of BE Aerospace common stock beneficially owned by it, and the Patrick L. Ryan - Trust 1998 and David B. Smith Trust - 1998 each has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 1,333,333 shares of BE Aerospace common stock beneficially owned by each of them.

            (c) Except for the transactions referred to in Item 4, the Trusts and the Trustees have not effected transactions in BE Aerospace's Common Stock during the past 60 days.

            (d) See Item 4 above.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            ------------------------------------------
            Relationships with Respect to Securities of
            -------------------------------------------
            the Issuer
            ----------

            Except as noted in Item 4 above, the Trusts do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

Item 7.     Material to be Filed as Exhibits
            --------------------------------

            1. Acquisition Agreement dated as of July 21, 1998 by and among the Parties.

            2. Share Disposition Agreement by and among the Parties dated as of August 7, 1998.

            3. Registration and Transfer Agreement, dated as of August 7, 1996, by and among the Parties.

            4. Standstill and Non-Compete Agreement, dated as of August 7, 1998, by and among the Parties.

            5. Agreement among the signatories of this Schedule 13D with respect to its filing.

                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 1998


            Oscar J. Mifsud Trust - 1998


            By: /s/Oscar J. Mifsud
                -----------------------------------------
                Oscar J. Mifsud, Trustee




            Patrick L. Ryan Trust - 1998


            By: /s/Patrick L. Ryan
                -----------------------------------------
                Patrick L. Ryan, Trustee




            David B. Smith Trust - 1998


            By: /s/David B. Smith
                -----------------------------------------
                David B. Smith, Trustee

                                 EXHIBIT INDEX



Exhibit No.                   Description
-----------                   -----------

     1.                       Acquisition Agreement, dated July 21, 1998.
     2.                       Share Disposition Agreement, dated August 7, 1998.
     3.                       Registration and Transfer Agreement, dated
                              August 7, 1998
     4.                       Standstill and Non-Compete Agreement, dated
                              August 7, 1998.
     5.                       Agreement, dated Agust 17, 1998